EX - 21
                           Subsidiaries of the Registrant

Exhibit 21.1

Goshen Savings Bank, a federally-chartered savings bank, and GSB Investment Services, Inc., a New York corporation, are wholly-owned subsidiaries of the Registrant. The Registrant has no other subsidiaries.